July 8, 2019

Grant Issac
Senior Vice-President and Chief Financial Officer
Cameco Corporation
2121 - 11th Street West
Saskatoon, Canada S7M1J3

       Re: Cameco Corporation
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 001-14228

Dear Mr. Issac:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining